As filed with the Securities and Exchange Commission on March 10, 2023
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
___________________________________________
Sol-Gel Technologies Ltd.
(Exact Name of Registrant as Specified in its Charter)
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State of Israel	2834	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7 Golda Meir St., Weizmann Science Park
Ness Ziona, 7403648, Israel
Tel: +972-8-931-3433
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
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 Puglisi & Associates
 850 Library Avenue, Suite 204
 Newark, Delaware
Tel: +1 (302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)
___________________________________________

Copies to:
Nathan Ajiashvili Salvatore Vanchieri Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Tel: +1 (212) 906-1200	Perry Wildes Goldfarb Gross Seligman & Co. One Azrieli Center Tel Aviv 6702100, Israel Tel: +972 (3) 607-4444

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective as determined by market conditions

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling shareholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling shareholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated March 10, 2023

Sol-Gel Technologies Ltd.

6,560,000 Ordinary Shares

This prospectus relates to the resale by the selling shareholders named in this prospectus from time to time of up to 6,560,000 of our ordinary shares, par value NIS 0.1 per share. These 6,560,000 ordinary shares consist of:

●
2,560,000 ordinary shares, or the Investor Warrant Shares, issued or issuable upon the exercise of warrants, or the Investor Warrants, that were issued pursuant to the securities purchase agreement, dated as of January 27, 2023, or the Securities Purchase Agreement, between us and Armistice Capital, or Armistice;

●
2,000,000 ordinary shares, or the Affiliate Shares, that were issued pursuant to the subscription agreement, dated as of January 27, 2023, or the Subscription Agreement, between us and M. Arkin Dermatology Ltd., or Arkin, an entity wholly-owned by Mr. Mori Arkin, the Chairman of our Board of Directors and our indirect controlling shareholder; and

●
2,000,000 ordinary shares, or the Affiliate Warrant Shares, and together with the Investor Warrant Shares, the Warrant Shares, and together with the Affiliate Shares, the Shares, issued or issuable upon the exercise of the warrants, or the Affiliate Warrants, and together with the Investor Warrant, the Warrants, that were issued to Arkin pursuant to the Subscription Agreement.

The Shares and Warrants were issued in reliance upon the exemption from the registration requirements in Section 4(a)(2) of the Securities Act, as amended, or the Securities Act, and Regulation D promulgated thereunder. Each purchaser represented that it was an “accredited investor” (as defined by Rule 501 under the Securities Act). We are registering the offer and resale of the Shares. For a description of the transaction pursuant to which this resale registration statement relates, please see “Prospectus Summary—Recent Developments.”

Our registration of the ordinary shares covered by this prospectus does not mean that the selling shareholders will offer or sell any of such ordinary shares. The selling shareholders named in this prospectus, or their donees, pledgees, transferees or other successors-in-interest, may resell the ordinary shares covered by this prospectus through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. For additional information on the possible methods of sale that may be used by the selling shareholders, you should refer to the section of this prospectus entitled “Plan of Distribution.”

We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders. However, we will receive proceeds from the exercise of the Warrants if such securities are exercised for cash. We intend to use those proceeds, if any, for general corporate purposes.

Any ordinary shares subject to resale hereunder will have been issued by us and acquired by the selling shareholders prior to any resale of such shares pursuant to this prospectus.

No underwriter or other person has been engaged to facilitate the sale of the ordinary shares in this offering. We will bear all costs, expenses and fees in connection with the registration of the ordinary shares. The selling shareholders will bear all commissions and discounts, if any, attributable to their respective sales of our ordinary shares.

Our ordinary shares are traded on The Nasdaq Global Market under the symbol “SLGL.” On March 9, 2023, the last reported sales price of our ordinary shares on The Nasdaq Global Market was $3.80 per share.

Investment in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 10, in our periodic reports filed from time to time with the Securities and Exchange Commission (which are incorporated by reference in this prospectus) and in any applicable prospectus. You should carefully read this prospectus, together with the documents we incorporate by reference, before you invest in our ordinary shares.

Neither the Securities and Exchange Commission, the Israel Securities Authority, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                , 2023.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-1 that we filed with the Securities and Exchange Commission, or the SEC, pursuant to which the selling shareholders named herein may, from time to time, offer and sell or otherwise dispose of the ordinary shares covered by this prospectus. As permitted by the rules and regulations of the SEC, the registration statement filed by us includes additional information not contained in this prospectus.

This prospectus and the documents incorporated by reference into this prospectus include important information about us, the securities being offered and other information you should know before investing in our securities. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or ordinary shares are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus, including the documents incorporated by reference therein, in making your investment decision. You should also read and consider the information in the documents to which we have referred you under “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in this prospectus.

You should rely only on the information contained in, or incorporated by reference into, this prospectus. We and the selling shareholders have not authorized anyone to provide you with different or additional information. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated in this prospectus by reference as exhibits to the registration statement, and you may obtain copies of those documents as described below under the section entitled “Where You Can Find More Information.”

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Solely for convenience, the trademarks, service marks and trade names referred to or incorporated by reference in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Sol-Gel,” “Sol-Gel Technologies,” “we,” “us,” “our,” “the Company” and similar designations refer to Sol-Gel Technologies Ltd. and its wholly-owned subsidiary, Sol-Gel Technologies, Inc.

INDUSTRY AND MARKET DATA

This prospectus  contains and incorporates by reference statistics and other data relating to markets, market sizes and other industry data pertaining to our business that we have obtained from industry publications and surveys and other information available to us. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Market data and statistics are inherently predictive and speculative and are not necessarily reflective of actual market conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods, and (iii) different assumptions were applied in compiling the data. Accordingly, the market statistics included or incorporated by reference in this prospectus should be viewed with caution. We believe that information from these industry publications included in this prospectus is reliable.

PROSPECTUS SUMMARY

This summary highlights certain information about us and selected information contained elsewhere in or incorporated by reference into this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our ordinary shares. For a more complete understanding, we encourage you to read and consider carefully the more detailed information in this prospectus, including the information incorporated by reference in this prospectus, including the information under the heading “Risk Factors” in this prospectus and in the documents incorporated by reference into this prospectus.

Our Company

We are a dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases. Our FDA-approved product, Twyneo, is a novel, once-daily, non-antibiotic topical cream containing a fixed-dose combination of encapsulated benzoyl peroxide, or BPO, and encapsulated tretinoin, developed for the treatment of acne vulgaris, or acne. Our FDA-approved product, Epsolay, is a novel, once-daily topical cream containing encapsulated BPO that we have developed for the treatment of inflammatory lesions of rosacea.

              In addition to Twyneo and Epsolay, our current product candidate pipeline includes topical drug candidate SGT-210 under investigation for the treatment of pachyonychia congenita and other rare skin indications, and the newly acquired SGT-610, topically-applied patidegib, a new chemical entity hedgehog signaling pathway blocker, for the treatment of Gorlin syndrome as described below. See “—SGT-610.”

We designed our proprietary, silica-based microencapsulation technology platform to enhance the tolerability and stability of topical drugs while maintaining their efficacy. Topical drugs often struggle to balance achieving both high efficacy and high tolerability. Our technology platform entraps active ingredients in an inert, inorganic silica shell, which creates an unnoticeable barrier between the active ingredient and the skin. The resulting microcapsules are designed to allow the entrapped active ingredients to gradually migrate through the pores of the shell and deliver active ingredient doses onto the skin in a controlled manner, resulting in improved tolerability and stability without sacrificing efficacy. By separately encapsulating active ingredients within protective silica shells, our technology platform also enables the production of novel fixed-dose active ingredient combinations that otherwise would not be stable. We believe that our microencapsulation technology has the potential to be used for topical drug products to treat a variety of skin diseases.

Products and Pipeline

The following chart represents our current branded products and candidate pipeline.

Our Branded Products

Twyneo for Acne

Twyneo is a novel, once-daily, non-antibiotic topical cream containing a fixed-dose combination of encapsulated benzoyl peroxide, or E- BPO and encapsulated tretinoin, for the treatment of acne. Acne is one of the three most prevalent skin diseases in the world and is the most commonly treated skin disease in the United States. According to the American Academy of Dermatology, acne affects approximately 40 to 50 million people in the United States, of which approximately 10% are treated with prescription medications. Tretinoin and benzoyl peroxide, the two active components in Twyneo, are both widely-used therapies for the treatment of acne that historically have not been conveniently co-administered due to stability concerns. On December 30, 2019, we announced top-line results from two pivotal Phase 3 clinical trials evaluating Twyneo for the treatment of acne. Twyneo met all co-primary endpoints in both Phase 3 trials. The Phase 3 program enrolled an aggregate of 858 patients aged nine and older in two multicenter, randomized, double-blind, parallel group, vehicle-controlled trials at 63 sites across the United States. Twyneo demonstrated statistically significant improvement in each of the co-primary endpoints of (1) the proportion of patients who succeeded in achieving at least a two grade reduction from baseline and Clear (grade 0) or Almost Clear (grade 1) at Week 12 on a 5-point Investigator Global Assessment, or IGA, scale, (2) an absolute change from baseline in inflammatory lesion count at Week 12, and (3) and an absolute change from baseline in non-inflammatory lesion count at Week 12. In addition, Twyneo was found to be well-tolerated. Twyneo was approved for marketing by the FDA in July 2021 and was licensed to Galderma Holding SA, or Galderma, exclusively in the United States in June 2021.

Epsolay for Inflammatory Lesions of Rosacea

Epsolay is a once-daily topical cream containing 5% encapsulated BPO that we have developed for the treatment of inflammatory lesions of rosacea in adults. Rosacea is a chronic skin disease characterized by facial redness, inflammatory lesions, burning and stinging. According to the U.S. National Rosacea Society, approximately 16 million people in the United States are affected by rosacea. Furthermore, approximately 4.8 million people in the United States experience inflammatory lesions of rosacea (subtype II symptoms), according to a study we commissioned in 2017. Rosacea is characterized by small, dome-shaped erythematous papules, tiny surmounting pustules on the central aspects of the face, solid facial erythema and edema, and thickening/overgrowth of skin. Rosacea resembles acne, except that comedowns are absent, and patients may report associated burning and stinging sensations. Current topical therapies of inflammatory lesions of rosacea are limited due to tolerability concerns. As encapsulated BPO, Epsolay is designed to redefine the standard of care for the treatment of inflammatory lesions of rosacea. Epsolay, which was approved for marketing by the FDA in April 2022, is the first product containing BPO approved for the treatment of inflammatory lesions of rosacea in adults. The approval of Epsolay was supported by data from two positive, identical Phase 3 randomized, double-blind, multicenter, 12-week, clinical trials that evaluated the safety and efficacy of Epsolay in people with inflammatory lesions of rosacea. Epsolay demonstrated statistically significant improvement in both co-primary endpoints of (1) the number of patients achieving “clear” or “almost clear” in the IGA scale, relative to baseline at week 12 and (2) absolute mean reduction from baseline in inflammatory lesion count at week 12. In an additional analysis, Epsolay demonstrated rapid efficacy, achieving statistically significant improvements on both co-primary endpoints compared with vehicle as early as Week 2. In addition, Epsolay was found to be well-tolerated. On February 12, 2020, we announced positive top-line results from our open-label, long-term safety study, evaluating Epsolay for a treatment duration up to 52 weeks.  Epsolay was approved for marketing by the FDA in April 2022 and was licensed to Galderma exclusively in the United States in June 2021.

License Agreements with Galderma

In June 2021, we entered into two exclusive license agreements with Galderma, pursuant to which Galderma has the exclusive right to, and is responsible for, all United States commercial activities for Twyneo and Epsolay, including promotion and distribution, and we were responsible for obtaining all regulatory approvals for the products in the United States, which we completed in July 2021 and April 2022, respectively. Each of the license agreements has a term of five years from the date of Galderma’s first commercial sale of the applicable product in the United States. The license agreements provide that Galderma is responsible for all filings and communications with regulatory authorities in the U.S. until expiration of the applicable license agreement. In connection with the licenses, we and Galderma have entered into a three party supply agreement with Douglas Manufacturing Limited, which will supply Galderma the Twyneo product, and Galderma is responsible for entering into a supply agreement with a third party for the supply of the Epsolay product.  In consideration for the grant of such rights, Galderma has paid us $11 million in upfront payments and regulatory approval milestone payments. We are also eligible to receive tiered double-digit royalties ranging from mid-teen to high-teen percentage of net sales as well as up to $9 million in sales milestone payments.

SGT-610

On January 30, 2023, we purchased the topically-applied patidegib, a hedgehog signaling pathway blocker, for the treatment of Gorlin syndrome pursuant to an asset purchase agreement with PellePharm, Inc., dated January 23, 2023. We broadened our pipeline with this new chemical entity, designated as investigational compound SGT-610, which, if approved by the FDA, has the potential to be the first-ever treatment for Gorlin syndrome, and has the potential to generate, at peak, annual net sales in excess of $300 million.* SGT-610 has been granted Orphan Drug Designation by the FDA and the European Medical Association, or EMA, as well as Breakthrough Designation by the FDA. Each of the FDA and EMA has agreed that approval may be supported by a single pivotal Phase 3 study. We plan to conduct a Phase 3 trial, with the objective of providing Gorlin syndrome patients with the first drug that could prevent new basal cell carcinomas, or BCCs.

Under the terms of the agreement, we paid an upfront payment of $4 million. We will make an additional $0.7 million payment 15 months following the date of the agreement..  We are also required to pay:

•	up to $6 million in total development and NDA acceptance milestone payments;

•	up to $64 million in commercial milestone payments, which amount increases to $89 million when sales exceed $500 million; and

•	single digit royalties, which increase to double digit royalties when sales exceed $500 million.

* Net sales opportunity is based on good faith estimates derived from our knowledge and based in part on independent sources. Although we believe such data and estimates to be reliable, it involves a number of assumptions and limitations and you are cautioned not to give undue weight to such information.

Gorlin Syndrome

Gorlin syndrome is a rare disease with no therapies currently approved by the FDA or EMA.  Gorlin syndrome affects approximately 1 in 31,000 people and is an autosomal dominant genetic disorder, mostly caused by inheritance of one defective copy of the tumor suppressor gene PTCH1. The PTCH1 gene blocks the SMO gene, turning off the hedgehog signaling pathway when it is not needed.  However, mutations in PTCH1 may cause loss of PTCH1 function, release of SMO, and may allow BCC tumor cells to divide uncontrollably. Patidegib, the active substance in SGT-610, is designed to block the SMO signal, thus allowing cells to function normally and reduce production of new tumors. Gorlin syndrome is also called nevoid BCC syndrome because approximately 90% of individuals with this syndrome develop multiple BCCs, ranging from a few to many thousands of lesions during a patient’s lifetime. We estimate that there are approximately 17,000 Gorlin syndrome patients with multiple BCCs worldwide. Painful surgical excision is currently the treatment of choice for BCCs.  However, as multiple BCCs continue to evolve, repeated surgical intervention becomes practically impossible, which makes the prevention of the development of new BCCs a critical treatment consideration.  SGT-610 is a topical product intended to prevent new BCC formation in adults with Gorlin syndrome without the risk of accompanying systemic adverse events observed with oral BCC therapies.

Planned Clinical Trial

The planned Phase 3 study of SGT-610 will include well-defined modifications to an earlier Phase 3 study in which the SGT-610 arm was found to be as tolerable as the vehicle, with no significant adverse events associated with oral hedgehog inhibitors observed.  The modifications to the earlier study will include selecting patients positive for the PTCH1 mutation (in contrast to the previous study which included symptomatic patients without testing them for the mutation), as well as a requirement for a higher minimum number of BCCs at baseline than in the previous study.  The Phase 3 study is planned to be powered at 90%, with approximately 100 participating subjects and is expected to begin in the second half of 2023 with results expected by the end of 2025.

SGT-210

SGT-210 is a topical erlotinib drug candidate that we are developing for the treatment of pachyonychia congenita and other hyperkeratosis indications. Erlotinib is a tyrosine kinase receptor inhibitor which is designed to act on the EGFR – a protein expressed on the surface of cells which facilitates the growth and division of the cells.  Published clinical research has shown that orally administered erlotinib improved the quality of life of pachyonychia congenita patients but was associated with significant adverse events, while topically applied erlotinib, 0.2%, failed to display significant improvement.  Our scientists have worked to overcome erlotinib formulation limitations to develop a topical product with a significantly higher concentration of erlotinib than that which was reported to be inefficient.  SGT-210 is expected to treat pachyonychia congenita without the adverse events caused by oral erlotinib. Our Phase-1 study was initiated in December 2022.

Generic Drug Product Candidates

In addition to our investigational product candidates, we are also currently developing a portfolio of two generic programs related to four generic drug candidates in collaboration with Padagis by assignment from Perrigo UK Finco Limited Partnership, or Perrigo. Padagis has significant experience in the development of generic drugs. Pursuant to our collaboration agreements with Padagis, Padagis will conduct the regulatory (if relevant), scientific, clinical and technical activities necessary to develop the generic product candidates and seek regulatory approval with the FDA. If approved by the FDA, Padagis has agreed to commercialize the generic product candidates in the United States. We and Padagis will share the development costs and the gross profits generated from the sales of the generic product candidates, if approved by the FDA.

Registered Direct and Concurrent Private Placements

On January 27, 2023, we entered into the Securities Purchase Agreement with Armistice, relating to the issuance by us to Armistice of (i) 2,560,000 ordinary shares in a registered direct offering, or the Registered Direct Offering, at a price of $5.00 per ordinary share, or the Investor Shares, and (ii) in a concurrent private placement, or the Warrant Private Placement and, together with the Registered Direct Offering, the January 2023 Offering, the unregistered Investor Warrants to purchase up to 2,560,000 ordinary shares. Each of the Investor Warrants are exercisable for one ordinary share, has an initial exercise price of $5.85 per share, is exercisable beginning six months from the date of issuance and will expire on January 27, 2028. We agreed to file this registration statement to cover the resale by Armistice of the Investor Warrant Shares and to keep such registration statement effective at all times until Armistice no longer owns any Investor Warrants or Investor Warrant Shares. The sale of the ordinary shares in the Registered Direct Offering was made by means of a shelf registration statement on Form F-3 (File No. 333-264190) previously filed with the SEC and declared effective on April 13, 2022, and the prospectus contained therein, as supplemented by the prospectus supplement, dated January 27, 2023. The January 2023 Offering closed on January 31, 2023. The gross proceeds to us from the Registered Direct Offering were approximately $12.8 million.

Concurrently with the signing of the Securities Purchase Agreement, we entered into the Subscription Agreement with Arkin pursuant to which Arkin agreed to purchase the 2,000,000 unregistered Affiliate Shares and the unregistered Affiliate Warrants to purchase up to 2,000,000 Affiliate Warrants Shares, or the Affiliate Private Placement. The Affiliate Private Placement is conditioned on obtaining the approval of holders of a majority of the shares held by shareholders who have no personal interest in approval of the proposal. We have scheduled an extraordinary shareholder meeting for March 30, 2023 to approve the Affiliate Private Placement. Our audit committee and board of directors approved that the terms of the issuance of the Affiliate Shares and the Affiliate Warrants to Arkin would be on the same terms as the terms of the issuance of the Investor Shares and Investor Warrants to Armistice, including the registration under the Securities Act of the Affiliate Shares and the Affiliate Warrant Shares issuable upon exercise of the Affiliate Warrants.

The Affiliate Warrants have the same terms as the Investor Warrants. The Warrants are subject to adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting the ordinary shares. In the event of a Fundamental Transaction (as such term is defined in the Warrants), the holders of the Warrants are entitled to receive from the Company, or any successor entity, the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of the warrants, that is being offered and paid to the holders of ordinary shares of the Company in connection with the Fundamental Transaction. The Warrants do not entitle the holders thereof to any voting rights or any of the other rights or privileges to which holders of ordinary shares are entitled.

The net proceeds to us from the January 2023 Offering and the Affiliate Private Placement are approximately $21.7 million, after deducting placement agent fees and offering expenses payable by us. We have used a portion of the net proceeds from the Registered Direct Offering to fund the acquisition of SGT-610 and intend to use the balance of the net proceeds for research and development activities for SGT-610 through its planned clinical trial and the remainder for working capital and other general corporate purposes.

Corporate Information

Our legal and commercial name is Sol-Gel Technologies Ltd. We were incorporated on October 28, 1997, and were registered as a company with limited liability under the laws of the State of Israel.

Our principal executive offices are located at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650 Israel, and our telephone number is +972-8-931-3433. Our website address is http://www.sol-gel.com. The information on our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. Our agent for service of process in the United States is Sol-Gel Technologies, Inc., c/o The Corporation Trust Company, located at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and therefore we may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes Oxley Act of 2002, or the Sarbanes-Oxley Act, and reduced financial reporting requirements. We may take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earliest of: (1) the end of the fiscal year in which the market value of our ordinary shares that are held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter, (2) the end of the fiscal year in which we have total annual gross revenues of $1.235 billion or more during such fiscal year, (3) the date on which we have issued more than $1 billion in non-convertible debt in a three-year period, and (4) December 31, 2023, the last day of the fiscal year following the fifth anniversary of the closing of our initial public offering.

Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Securities Exchange Act of 1934, or the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act requiring filing with the SEC of quarterly periodic reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

THE OFFERING

Ordinary Shares to be Offered by the Selling Shareholders	Up to 6,560,000 ordinary shares, which are comprised of (i) 2,560,000 Investor Warrant Shares, (ii) 2,000,000 Affiliate Shares and (iii) 2,000,000 Affiliate Warrant Shares.

Use of Proceeds
All ordinary shares offered by this prospectus are being registered for the accounts of the selling shareholders and we will not receive any proceeds from the sale of these shares. However, we will receive proceeds from the exercise of the Warrants if they are exercised for cash. We intend to use those proceeds, if any, for general working corporate purposes. See “Use of Proceeds” for additional information.

Registration Rights
Under the terms of the Securities Purchase Agreement, we agreed to file, as soon as applicable (and in any event within 60 calendar days of the date of the Securities Purchase Agreement), this registration statement covering  the resale by Armistice of the Investor Warrant Shares, to cause such registration to become effective within 181 days following the Closing Date (as defined in the Securities Purchase Agreement) and to keep the registration statement effective at all times until no purchaser owns any Warrants or Warrant Shares issuable upon exercise thereof. In addition, our Audit Committee and Board of Directors approved that the terms of the issuance of the Affiliate Shares and the Affiliate Warrants to Arkin would be on the same terms as the terms of the issuance of the Investor Shares and Investor Warrants to Armistice, including the registration under the Securities Act of the Investor Shares and the Affiliate Warrant Shares issuable upon exercise of the Affiliate Warrants.

See “Selling Shareholders” for additional information.

Plan of Distribution
The selling shareholders named in this prospectus, or their pledgees, donees, transferees, distributees, beneficiaries or other successors-in-interest, may offer or sell the ordinary shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling shareholders may also resell the ordinary shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

See “Plan of Distribution”  for additional information on the methods of sale that may be used by the selling shareholders.

Nasdaq Global Market Symbol	Our ordinary shares are listed on The Nasdaq Global Market under the symbol “SLGL.”

Risk Factors	Investing in our ordinary shares involves significant risks. See “Risk Factors” in this prospectus and the documents incorporated by reference in this prospectus.

RISK FACTORS

An investment in our securities involves a high degree of risk. Our business, financial condition or results of operations could be adversely affected by any of these risks. You should carefully consider the risk factors discussed below and the risk factors under the caption “Item 3: Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, and in any other filing we make with the SEC subsequent to the date of this prospectus that is incorporated herein by reference, before making your investment decision. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, financial condition or results of operations. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. If any of these risks actually occurs, our business, business prospects, financial condition or results of operations could be seriously harmed. This could cause the trading price of our ordinary shares to decline, resulting in a loss of all or part of your investment. Please also read carefully the section below entitled “Forward-Looking Statements.”

Risks Related to the Offering and Our Ordinary Shares

 A large number of shares may be sold in the market, which may depress the market price of our ordinary shares.

All of the ordinary shares offered by this prospectus will be freely tradable without restriction or further registration under the Securities Act. As a result, a substantial number of our ordinary shares may be sold in the public market, which may cause the market price of our ordinary shares to decline. This could make it more difficult for you to sell your ordinary shares at a time and price that you deem appropriate and could impair our ability to raise capital through the sale of additional equity securities.

You may experience further dilution as a result of future equity offerings.

To raise additional capital, we may in the future offer additional ordinary shares or other securities convertible into or exchangeable for our ordinary shares at prices that may not be the same as the price per share paid to the selling shareholders. We may sell ordinary shares or other securities in any other offering at a price per share that is less than the price per share paid to the selling shareholders, and investors purchasing shares or other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional ordinary shares, or securities convertible or exchangeable into ordinary shares, in future transactions may be higher or lower than the price per share paid to the selling shareholders.

We may be considered to be a passive foreign investment company for U.S. federal income tax purposes for the current tax year and possibly thereafter, which could result in materially adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For our 2019 through 2022 taxable years, we generated revenue under our then collaboration agreement with Perrigo UK Finco Limited Partnership, or Perrigo, for the development of a generic product candidate. In 2021, we sold our rights to this and other generic products and will unconditionally receive further revenue over 24 months in lieu of our share in the collaboration agreements with respect to these products.  Starting in 2021, we began generating revenue under certain license agreements. Though the application of the relevant rules governing the characterization of the foregoing revenue for purposes of the PFIC income test is uncertain, we intend to take the position that, based on our involvement and management contributions throughout the development process, such revenue is non-passive for PFIC purposes. As a result, based on the current and anticipated value and composition of our income and assets, we do not expect that we will be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or for foreseeable future years. However, there are substantial factual and legal ambiguities regarding the nature of the revenue and the application of the relevant PFIC rules, and thus, the determination that such revenue is non-passive is not without doubt, and alternative characterizations are possible.

 A separate determination has to be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, our PFIC status may depend in part on the market price of our ordinary shares, which may fluctuate significantly. In addition, there are certain other ambiguities in applying the PFIC test to us. If we are considered a PFIC, material adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Material Tax Considerations—U.S. Federal Income Tax Considerations”) of our ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of our Ordinary Shares.  Please see “Material Tax Considerations—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company” for more information.

Provisions of the Warrants could discourage an acquisition of us by a third party.

Certain provisions of the Warrants could make it more difficult or expensive for a third party to acquire us. The Warrants prohibit us from engaging in certain transactions constituting “fundamental transactions” unless, among other things, the surviving entity assumes our obligations under the Warrants. In addition, in certain circumstances, the holder will have the right to receive the Black Scholes Value of the warrant calculated pursuant to a formula set forth in the Warrants, payable either in cash or in the same type or form of consideration that is being offered and being paid to the holders of our ordinary shares as described in the Warrants. These and other provisions of the Warrants could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to our investors.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus and the other documents we have filed with the SEC that are incorporated herein and therein by reference, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•
the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives;

•	our ability to complete the development of our investigational product candidates;

•	our ability to successfully integrate SGT-610 into our product candidate pipeline, and the benefits of and projections of our future financial performance as a result of such acquisition;

•	our dependence on the success of Galderma in commercializing Twyneo and Epsolay;

•
our ability to obtain and maintain regulatory approvals for our investigational product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our investigational product candidates even if regulatory approval is obtained;

•	our ability to find suitable co-development, contract manufacturing and marketing partners;

•
our ability to obtain the benefits associated with orphan drug designation, such as orphan drug exclusivity and, even if we do, that exclusivity may not prevent the U.S. Food and Drug Administration, or FDA, or other comparable foreign regulatory authorities from approving competing products;

•	our ability to commercialize and launch our pharmaceutical investigational product candidates;

•	our ability to obtain and maintain adequate protection of our intellectual property;

•	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

•	acceptance of Twyneo, Epsolay and our investigational product candidates by healthcare professionals and patients;

•	the possibility that we may face third-party claims of intellectual property infringement;

•	the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products;

•
intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

•	potential product liability claims;

•	potential adverse federal, state and local government regulation in the United States, Europe or Israel;

•
 the impact of the current global macroeconomic climate on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of Twyneo, Epsolay and our investigational product candidates; and

•	loss or retirement of key executives and research scientists.

You should review carefully the risks and uncertainties described under the heading “Risk Factors” in this prospectus, and under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our other filings with the SEC that are incorporated by reference in this prospectus, for a discussion of these and other risks that relate to our business and investing in our ordinary shares. The forward-looking statements contained in this prospectus and the other documents we have filed with the SEC that are incorporated herein and therein by reference are expressly qualified in their entirety by this cautionary statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

USE OF PROCEEDS

All ordinary shares offered by this prospectus are being registered for the accounts of the selling shareholders and we will not receive any proceeds from the sale of these shares. However, we may receive proceeds from the exercise of the Warrants, if and when exercised, to the extent that they are exercised for cash. The Warrants, however, are also exercisable on a cashless basis under certain circumstances. For the purposes of this registration statement, we have assumed the full exercise for cash of the Warrants, in which case the gross proceeds of such exercise will be approximately $ 26,676,000. We intend to use those proceeds, if any, for general corporate purposes.

SELLING SHAREHOLDERS

Unless the context otherwise requires, as used in this prospectus, “selling shareholders” includes the selling shareholders listed below and donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling shareholders as a gift, pledge or other non-sale related transfer.

We have prepared this prospectus to allow the selling shareholders or their successors, assignees or other permitted transferees to sell or otherwise dispose of, from time to time, up to 6,560,000 ordinary shares, which are comprised of (i) 2,560,000 Investor Warrant Shares, (ii) 2,000,000 Affiliate Shares and (iii) 2,000,000 Affiliate Warrant Shares.

Information About Selling Shareholders Offering

The ordinary shares being offered by the selling shareholders are the Warrant Shares, and in the case of Arkin, also the Affiliate Shares. For additional information regarding the issuances of the Warrant Shares, see “Prospectus Summary—Registered Direct and Concurrent Private Placements” above. We are registering the resale by the selling shareholders of the Warrant Shares and the Affiliate Shares in order to permit the selling shareholders to offer such shares for resale from time to time.

The table below lists the selling shareholders and other information regarding the ownership of the ordinary shares by each of the selling shareholders. All calculations in the table are based on 25,695,458 ordinary shares outstanding as of March 1, 2023. The second column lists the number of ordinary shares owned by each selling shareholder, based on its ownership of the ordinary shares and securities convertible or exercisable into ordinary shares, as of March 1, 2023, assuming exercise of the Warrants held by the selling shareholders on that date, if applicable, without regard to any limitations on conversions or exercises.

The third column lists the ordinary shares being offered pursuant to this prospectus by the selling shareholders.

This prospectus covers the resale of the sum of (i) the maximum number of Investor Warrant Shares, (ii) the maximum number of Affiliate Shares and (iii) the maximum number of Affiliate Warrant Shares. The table below assumes that the outstanding Warrant Shares were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the Securities Purchase Agreement and the Subscription Agreement, without regard to any limitations on the exercise of the Warrants. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

Under the terms of the Warrants a selling shareholder, who elected to be subject to such limitation (as indicated in the table below),  may not exercise such warrants to the extent such exercise would cause such selling shareholder, together with its affiliates and attribution parties, to beneficially own a number of ordinary shares which would exceed 4.99% (or 9.99% at the election of the holder prior to the date of issuance), of our then outstanding ordinary shares following such exercise, excluding for purposes of such determination ordinary shares issuable upon the exercise of such Warrants which have not been exercised. The number of shares in the second and fourth columns do not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Except as otherwise indicated in the table below, addresses of our directors and executive officers named below is c/o 7 Golda Meir Street, Weizmann Science Park, Ness Ziona, 7403650, Israel.

Name of Selling Shareholder	Number of ordinary shares owned prior to offering		Maximum number of ordinary shares to be sold pursuant to this Prospectus	Number of ordinary shares owned after offering	Percentage of ordinary shares owned after offering(1)
Armistice Capital	4,985,000	(2)	2,560,000	2,425,000	*
M. Arkin Dermatology Ltd.	18,068,564	(3)	4,000,000	14,068,564	54.75%

* Less than 1%

(1)	Based on a total of 25,695,458 issued and outstanding shares as of March 1, 2023.
(2)
These shares are comprised of (i) 2,425,000 ordinary shares and (ii) 2,560,000 ordinary shares issuable upon the exercise of the Investor Warrants. These securities are directly held by Armistice Capital Master Fund, Ltd., or the Master Fund, a Cayman Islands exempted company, and may be deemed to be indirectly beneficially owned by Armistice , as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice. Armistice and Steven Boyd disclaim beneficial ownership of the reported securities except to the extent of their respective pecuniary interest therein. The Warrants are subject to a 4.99% beneficial ownership limitation that precludes the Master Fund from exercising any portion of the Warrants to the extent that, following such exercise, the Master Fund’s beneficial ownership of our then outstanding Common Stock would exceed 4.99%. The number of shares set forth in the above table do not reflect the application of this limitation, but the percentages in the table do give effect to such beneficial ownership limitation. The address of the Master Fund is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022

(3)	Includes the 4,000,000 Affiliate Shares and Affiliate Warrant Shares.

MATERIAL TAX CONSIDERATIONS

Israeli Tax Considerations and Government Programs

General

The following is a summary of the material Israeli tax laws applicable to us, and some Israeli government programs benefiting us. This section also contains a discussion of some material Israeli tax consequences to persons owning our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on tax legislation which has not been subject to judicial or administrative interpretation. The discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with retroactive effect. The discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax at the rate of 23%. However, the effective tax rate payable by a company that derives income from a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if (i) it was incorporated in Israel or (ii) the control and management of its business are exercised in Israel.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel and which was incorporated in Israel of which 90% or more of its income in any tax year, other than certain income (such as income from defense loans, capital gains, interest and dividends) is derived from an “Industrial Enterprise” owned by it and which is located in Israel or in the “Area” (as defined under Section 3A of the Israel Income Tax Ordinance, 5721-1961, or the Israel Tax Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•
amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, commencing on the year in which they were first used;

•	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Although as of the date of this prospectus we do not have industrial production activities, we may qualify as an Industrial Company in the future and may be eligible for the benefits described above.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•	The research and expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	The research and development must be for the promotion of the company; and

•	The research and development are carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the financing of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Israel Tax Ordinance. Expenditures not so approved are deductible in equal amounts over three years.

From time to time we may apply to the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist), or the IIA, for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

Tax Benefits Prior to the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to an amendment that became effective in April 2005, or the 2005 Amendment, referred to as an “Approved Enterprise,” is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received approval from the Investment Center of the Israeli Ministry of Economy and Industry, or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

In general, an Approved Enterprise is entitled to receive a grant from the Government of Israel or an alternative package of tax benefits, known as the alternative benefits track. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise does not enjoy tax benefits.

In addition, a company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or FIC, which is a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether a company qualifies as an FIC is made on an annual basis. We are currently not entitled to tax benefits for Approved Enterprise.

 Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from exports.

The 2005 Amendment provides that Approved Enterprise status will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain Approved Enterprise status in order to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the amendment. Companies are entitled to approach the Israel Tax Authority for a pre-ruling regarding their eligibility for benefits under the Investment Law, as amended.

In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive “Benefited Enterprise” status, and may be made over a period of no more than three years from the end of the year in which the company requested to have the tax benefits apply to its Benefited Enterprise. Where the company requests to apply the tax benefits to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depend on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to 10 years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% and the applicable corporate tax for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable corporate tax rate or a lower rate in the case of a qualified FIC which is at least 49% owned by non-Israeli residents. Dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

We applied for tax benefits as a “Benefited Enterprise” with 2012 as a “Year of Election.” We may be entitled to tax benefits under this regime once we are profitable for tax purposes and subject to the fulfillment of all the relevant conditions. If we do not meet these conditions, the tax benefits may not be applicable which would result in adverse tax consequences to us. Alternatively, and subject to the fulfillment of all the relevant conditions, we may elect in the future to irrevocably waive the tax benefits available for Benefited Enterprise and claim the tax benefits available to Preferred Enterprise under the 2011 Amendment (as detailed below).

Tax Benefits Under the 2011 Amendment

The Investment Law was significantly amended as of January 1, 2011, or the 2011 Amendment. The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment.

The 2011 Amendment introduced new tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise,” in accordance with the definition of such term in the Investment Law, which generally means that a “Preferred Company” is an industrial company meeting certain conditions (including a minimum threshold of 25% export).

A Preferred Company is entitled to a reduced flat tax rate with respect to the income attributed to the Preferred Enterprise, at the following rates:

Tax Year	Development Region “A”	Other Areas within Israel
2011 – 2012	10%	15%
2013	7%	12.5%
2014 – 2016	9%	16%
2017 and thereafter	7.5%	16%

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations — 0%, (ii) Israeli resident individuals — 20% in 2023, and (iii) non-Israeli residents — 20%, which may be reduced down to 4% in 2023, subject to certain conditions under the Investment Law and to a reduced tax rate under the provisions of an applicable double tax treaty.

Under the 2011 Amendment, a company located in Development Region “A” may be entitled to cash grants and the provision of loans under certain conditions, if approved. The rates for grants and loans shall not be fixed, but up to 20% of the amount of the approved investment. In addition, a company owning a Preferred Enterprise under the Grant Track may be entitled also to the tax benefits which are prescribed for a Preferred Company.

The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

We are currently not entitled to tax benefits for a Preferred Enterprise.

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017.

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and was effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a Preferred Company satisfying certain conditions will qualify as having a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development zone A. In addition, a Preferred Company qualified as having a “Preferred Technological Enterprise” will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a Preferred Company satisfying certain conditions (including group consolidated revenues of at least NIS 10 billion) may qualify as having a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

We currently are not entitled to tax benefits under the 2017 Amendment.

Taxation of Our Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident, and on the disposition of such assets by a non-Israeli resident if those assets either (i) are located in Israel, (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israel Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli consumer price index between the date of purchase and the date of disposition. Inflationary Surplus is not currently subject to tax in Israel.

Real Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%.

Real Gain derived by corporations will be generally subject to the corporate tax rate of 23% in 2023.

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income —23% for corporations in 2023, and a marginal tax rate of up to 50% for individuals, including an Excess Tax (as further explained below).

Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Israel Tax Ordinance from Israeli capital gain tax provided that the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed. However, non-Israeli “Body of Persons” (as defined in the Israel Tax Ordinance, and includes corporate entities, partnerships, and other entities) will not be entitled to the foregoing exemption if more than 25% of its means of control are held, directly and indirectly, by Israeli residents, or Israeli residents are entitled to 25% or more of the revenues or profits of the Body of Persons, directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts U.S. residents (who are entitled to claim the benefits of the U.S.-Israel Double Tax Treaty) from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of the  Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel, and further provided that such gain is not attributed to real estate located in Israel, to royalties, or to a permanent establishment that such seller has in Israel.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source at a rate of 25% if the seller is an individual and at the corporate tax rate (23% in 2023) if the seller is a corporation. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding tax at source at the time of sale.

At the sale of securities traded on a share exchange a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. Capital gain is also reportable on the annual income tax return. However, if all tax due was withheld at source according to applicable provisions of the Israel Tax Ordinance and regulations promulgated thereunder, the aforementioned returns need not be filed provided that (among other conditions) (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay Excess Tax (as further explained below).

Dividends

We have never paid cash dividends. A distribution of a dividend by our company from income attributed to a Benefited Enterprise will generally be subject to withholding tax in Israel at a rate of 20% unless a reduced tax rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for such 20% withholding tax rate or a lower treaty rate is obtained in advance. A distribution of a dividend by our company from income attributed to a Preferred Enterprise will generally be subject to withholding tax in Israel at the following tax rates: Israeli resident individuals — 20%; Israeli resident companies — 0% for a Preferred Enterprise; Non-Israeli residents — 20%, subject to a reduced rate under the provisions of any applicable double tax treaty (provided that a certificate from the Israel Tax Authority allowing for such 20% withholding tax rate or a lower treaty rate is obtained in advance). A distribution of dividends from income, which is not attributed to a Preferred Enterprise to an Israeli resident individual, will generally be subject to withholding tax at a rate of 25%, or 30% if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will not be subject to Israeli tax provided the income from which such dividend is distributed was derived or accrued within Israel. Dividends paid on publicly traded shares, are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether or not the recipient is a “Controlling Shareholder,” as defined above), unless relief is provided in a treaty between Israel and the shareholder’s country of residence and provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance.

Under the U.S.-Israel Double Tax Treaty, the following withholding rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident who are entitled to claim the benefits of the U.S.-Israel Double Tax Treaty: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting share capital of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends — the rate is 12.5%; (ii) if both the conditions mentioned in clause (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise — the rate is 15%; and (iii) in all other cases, the rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (among other conditions) (i) such income was not generated from a business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay Excess Tax (as further explained below).

Excess Tax

Individuals who are subject to tax in Israel (whether Israeli residents or non-Israeli residents) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 698,280 for 2023, linked to the annual change in the Israeli consumer price index, including, but not limited to income derived from, dividends, interest and capital gains.

Foreign Exchange Regulations

Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated and may be restored at any time by administrative action.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

U.S. Federal Income Tax Considerations

The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our ordinary shares. This discussion applies only to U.S. Holders with respect to our ordinary shares purchased pursuant to this offering and held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, and that have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States, including the Code, as in effect on the date hereof and on U.S. Treasury regulations as in effect or, in some cases, as proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This summary does not address any estate or gift tax consequences, the alternative minimum tax, the Medicare tax on net investment income or any state, local, or non-U.S. tax consequences. The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	banks

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons holding our ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively (including through the ownership of our warrants) own 10% or more of our share capital (by vote or value);

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares being taken into account in an applicable financial statement; or

•	pass-through entities, or persons holding our ordinary shares through pass-through entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of our ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A person that would be a U.S. Holder if it held our ordinary shares directly and that is a partner of a partnership holding our ordinary shares is urged to consult its own tax advisor.

 Passive Foreign Investment Company

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will generally be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income (such as interest income); or

•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which we own, directly or indirectly, 25% or more (by value) of the stock of such corporation.

For our 2019 through 2022 taxable years, we generated revenue under our then collaboration agreement with Perrigo UK Finco Limited Partnership, or Perrigo, for the development of a generic product candidate. In 2021 we sold our rights to this and other generic products and will unconditionally receive further revenue over 24 months in lieu of our share in the collaboration agreements with respect to these products.  Starting in 2021, we began generating revenue under certain license agreements. Though the application of the relevant rules governing the characterization of the foregoing revenue for purposes of the PFIC income test is uncertain, we intend to take the position that, based on our involvement and management contributions throughout the development process, such revenue is non-passive for PFIC purposes. As a result, assuming we continue to earn substantial revenue from such agreements as anticipated and based on the current and anticipated value and composition of our income and assets, we do not expect that we will be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or for foreseeable future years. However, there are substantial factual and legal ambiguities regarding the nature of the revenue and the application of the relevant PFIC rules, and thus, the determination that such revenue is non-passive is not without doubt, and alternative characterizations are possible.

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, our PFIC status may depend in part on the market price of our ordinary shares, which may fluctuate significantly. In addition, there may be certain other ambiguities in applying the PFIC test to us. No rulings from the U.S. Internal Revenue Service, or the IRS, however, have been or will be sought with respect to our status as a PFIC. If the IRS were to assert that, contrary to our expectation, we are a PFIC in the current taxable year or a future year, there would be adverse tax consequences to investors, including those described below. Potential investors are strongly advised to consult their own advisors regarding the consequences to them if we were to be considered a PFIC.

If we are a PFIC for any taxable year during your holding period for our ordinary shares, we generally will continue to be treated as a PFIC with respect to your investment in our ordinary shares for all succeeding years during which you hold our ordinary shares. Certain elections (such as a deemed sale election) may be available under certain circumstances.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” (as defined below) you receive and any gain you realize from a sale or other disposition (including a pledge) of our ordinary shares, unless you make a valid “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for our ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of our ordinary shares cannot be treated as capital gains, even if you hold our ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you may be deemed to own a proportionate interest in such lower-tier PFICs that are directly or indirectly owned by us, and you may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs you would be deemed to own. As a result, you may incur liability for any excess distribution described above if we receive a distribution from our lower-tier PFICs or if any shares in such lower-tier PFICs are disposed of (or deemed disposed of). You should consult your tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for our ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of our ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of our ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on our ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of our ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on our ordinary shares, as well as to any loss realized on the actual sale or disposition of our ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ordinary shares previously included in income. Your basis in our ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed below under “— Taxation of Dividends and Other Distributions on our Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ordinary shares are listed on the Nasdaq Global Market. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs we own, you generally will continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. The Nasdaq Global Market is a qualified exchange, but there can be no assurance that the trading in our ordinary shares will be sufficiently regular to qualify our ordinary shares as marketable stock. You should consult your tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. entity treated as a corporation is a PFIC, a holder of shares in that entity may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income its share of the entity’s income on a current basis. However, you may make a qualified electing fund election with respect to your ordinary shares only if we furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621. If we are a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you. You are urged to consult your tax advisor regarding the application of the PFIC rules to an investment in ordinary shares.

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT ON YOUR INVESTMENT IN OUR ORDINARY SHARES IF WE WERE TO BE CONSIDERED A PFIC AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET ELECTION.

 Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of any distributions we make to you (including the amount of any tax withheld) with respect to our ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by the holder, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gain rates applicable to “qualified dividend income,” provided (i) our ordinary shares are readily tradable on an established securities market in the United States (such as the Nasdaq Global Market), (ii) we are neither a PFIC nor treated as such with respect to you (as discussed above) for either the taxable year in which the dividend was paid or the preceding taxable year, (iii) certain holding period requirements are met and (iv) you are not under an obligation to make related payments with respect to positions in substantially similar or related property.

The amount of any distribution paid in a currency other than U.S. dollars will be equal to the U.S. dollar value of such currency on the date such distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars at that time. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will generally constitute “passive category income.”

              If Israeli withholding taxes apply to any dividends paid to you with respect to our ordinary shares, subject to certain conditions and limitations, such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Instead of claiming a credit, you may elect to deduct such taxes in computing taxable income, subject to applicable limitations. If a refund of the tax withheld is available under the applicable laws of Israel or under the Israel-U.S. income tax treaty, or the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability (and will not be eligible for the deduction against your U.S. federal taxable income). The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor regarding the availability of a foreign tax credit in your particular circumstances, including the effects of the Treaty.

Taxation of Disposition of our Ordinary Shares

Subject to the PFIC rules discussed above, upon a sale or other disposition of our ordinary shares, you will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (including the amount of any tax withheld) and your tax basis in such ordinary shares. If the consideration you receive for our ordinary shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if our ordinary shares are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.

Any gain or loss on the sale or other disposition of our ordinary shares will generally be treated as U.S. source income or loss and treated as long-term capital gain or loss if your holding period in our ordinary shares at the time of the disposition exceeds one year. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon the sale or other disposition, you may not be able to utilize foreign tax credit unless you have foreign source income or gain in the same category from other sources. There are additional significant and complex limits on a U.S. Holder’s ability to claim foreign tax credits, and recently issued U.S. Treasury regulations that apply to foreign income taxes further restrict the availability of any such credit based on the nature of the tax imposed by the foreign jurisdiction. Long-term capital gain of noncorporate U.S. Holders generally will be subject to U.S. federal income tax at reduced tax rates. The deductibility of capital losses is subject to significant limitations.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. You should consult your tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Information with respect to Foreign Financial Assets

Certain U.S. Holders may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. You should consult your tax advisor regarding the effect, if any, of this requirement on your ownership and disposition of our ordinary shares.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT ABOVE IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR ORDINARY SHARES.

PLAN OF DISTRIBUTION

Each selling shareholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal trading market or any other share exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales made after the effective date of the registration statement;

●	in transactions through broker-dealers that agree with the selling shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling shareholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121, and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify certain of the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective at all times until no Purchaser owns any Warrants or Warrant Shares issuable upon exercise thereof. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the securities for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the securities by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

Certain legal matters with respect to Israeli law and with respect to the validity of the ordinary shares under Israeli law will be passed upon for us by Goldfarb Gross Seligman & Co. Certain legal matters with respect to U.S. law will be passed upon for us by Latham & Watkins LLP, New York, New York.

EXPERTS

The financial statements incorporated in this prospectus by reference to our Annual Report on Form 20-F for the year ended December 31, 2022 have been so incorporated in reliance on the report of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

EXPENSES ASSOCIATED WITH THE REGISTRATION

The following is a statement of expenses to be incurred by the Company in connection with the registration of the securities (which do not include the fees and expenses of any selling shareholder counsel). The selling shareholders will pay any commissions, discounts and transfer taxes attributable to the sales of the resale securities. All amounts shown are estimates except the SEC registration fee. The estimates do not include expenses related to offerings of particular securities.

SEC registration fees	$3,010.93
Legal fees and expenses	*
Miscellaneous	*
Total	*

•	These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be estimated at this time.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the securities offered by this prospectus supplement. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-1, omits certain non-material information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.

We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, under cover of Reports of Foreign Private Issuer on Form 6-K, material information required to be made public by us or filed by us with and made public by any stock exchange or distributed by us to our shareholders.

The SEC maintains an Internet site that contains reports, information statements and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual and special reports and other information with the SEC (File Number 001-38367). These filings contain important information which does not appear in this prospectus. The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered:

•	our Annual Report on Form 20-F for the fiscal year ended on December 31, 2022, filed with the SEC on March 10, 2023; and

•
the description of our ordinary shares contained under the heading “Item 1. Description of Registrant’s Securities to be Registered” in our registration statement on Form 8-A, as filed with the SEC on January 26, 2018, including any subsequent amendment or any report filed for the purpose of updating such description.

In addition, all subsequent annual reports on Form 20-F filed after the effective date of this registration statement and prior to the termination of this offering and any reports on Form 6-K subsequently submitted to the SEC or portions thereof that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part shall be considered to be incorporated into this prospectus by reference and shall be considered a part of this prospectus from the date of filing or submission of such documents.

Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus supplement may update and replace statements in and portions of this prospectus supplement or the above listed documents.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to Sol-Gel Technologies Ltd., 7 Golda Meir Street, Weizmann Science Park, Ness Ziona, 7403650, Israel, Attn: Gilad Mamlok, telephone number +972 (8) 931-3433. You may also obtain information about us by visiting our website at http://www.sol-gel.com. Information contained in our website is not part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have irrevocably appointed Sol-Gel Technologies, Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is Sol-Gel Technologies, Inc., c/o The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

We have been informed by our legal counsel in Israel, Goldfarb Gross Seligman & Co., that it may be difficult to initiate an action with respect to U.S. securities law in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to certain time limitations, legal procedures and exceptions, Israeli courts may enforce a U.S. judgment in a civil matter which is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the state in which it was given. Even if these conditions are met, an Israeli court will not declare a foreign civil judgment enforceable if:

•	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

•	the judgment was obtained by fraud;

•	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

•	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange in force on the date of the payment. Current Israeli exchange control regulations also permit a judgment debtor to make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the fiduciary duty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association include such a provision. The company may not exculpate in advance a director from liability arising due to the breach of his or her duty of care in the event of a prohibited dividend or distribution to shareholders.

Under the Companies Law and the Israeli Securities Law, 5728-1968, or the Securities Law, a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•
a monetary liability incurred by or imposed on the office holder in favor of another person pursuant to a court judgment, including pursuant to a settlement confirmed as judgment or arbitrator’s decision approved by a competent court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•
reasonable litigation expenses, including reasonable attorneys’ fees, which were incurred by the office holder as a result of an investigation or proceeding filed against the office holder by an authority authorized to conduct such investigation or proceeding, provided that such investigation or proceeding was either (i) concluded without the filing of an indictment against such office holder and without the imposition on him of any monetary obligation in lieu of a criminal proceeding; (ii) concluded without the filing of an indictment against the office holder but with the imposition of a monetary obligation on the office holder in lieu of criminal proceedings for an offense that does not require proof of criminal intent; or (iii) in connection with a monetary sanction;

•
a monetary liability imposed on the office holder in favor of a payment for a breach offended at an Administrative Procedure (as defined below) as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

•	expenses expended by the office holder with respect to an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees;

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on the office holder by a court (i) in a proceeding instituted against him or her by the company, on its behalf, or by a third party, (ii) in connection with criminal indictment of which the office holder was acquitted, or (iii) in a criminal indictment which the office holder was convicted of an offense that does not require proof of criminal intent; and

•
any other obligation or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the fiduciary duty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

•	a monetary liability imposed on the office holder in favor of a third party;

•	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

•	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•
a breach of the fiduciary duty, except for indemnification and insurance for a breach of the fiduciary duty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which controlling shareholders have a personal interest, also by the shareholders.

Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy. As of the date of this registration statement, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is sought.

We have entered into agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including, with respect to liabilities resulting from this offering, to the extent that these liabilities are not covered by insurance. This indemnification is limited, with respect to any monetary liability imposed in favor of a third party, to events determined as foreseeable by the board of directors based on our activities. The maximum aggregate amount of indemnification that we may pay to our office holders based on such indemnification agreement is the greater of (1) 25% of our shareholders’ equity pursuant to our audited consolidated financial statements for the year preceding the year in which the event in connection of which indemnification is sought occurred, and (2) $40 million (as may be increased from time to time by shareholders’ approval). Such indemnification is in addition to any insurance amounts. Each office holder who agrees to receive this letter of indemnification also gives his approval to the termination of all previous letters of indemnification that we have provided to him or her in the past, if any. However, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we issued securities which were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

The following is a summary of transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act:

•
In January 2023, we issued (i) 2,560,000 ordinary shares in a registered direct offering at a price of $5.00 per ordinary share and (ii), in a concurrent private placement, 2,560,000 unregistered warrants to purchase up to 2,560,000 ordinary shares at an initial exercise price of $5.85, to Armistice Capital for approximately $12.8 million in aggregate gross proceeds.

•
In January 2023, we issued (i) 2,560,000 ordinary shares in a registered direct offering at a price of $5.00 per ordinary share and (ii), in a concurrent private placement, 2,560,000 unregistered warrants to purchase up to 2,560,000 ordinary shares at an initial exercise price of $5.85, to Armistice Capital for approximately $12.8 million in aggregate gross proceeds.

•	We granted to employees, directors and consultants share options covering an aggregate of 996,088 ordinary shares with a weighted average exercise price of $9.50.

Item 8. Exhibits

The index to exhibits appears below on the page immediately following the signature pages of this registration statement.

Item 9. Undertakings

(1) The undersigned registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, or the Securities Act;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, or the Exchange Act that are incorporated by reference in this Registration Statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(b)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)
to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(e)	that, for the purpose of determining any liability under the Securities Act to any purchaser:

(i)
each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be a part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(f)
that, for the purpose of determining liability of a registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by an undersigned registrant;

(iii)
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(g)
that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit No.	Document

3.1
Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on January 23, 2018).

3.2	Amended and Restated Articles of Association (incorporated by reference to Exhibit 1.2 of the Annual on Form 20-F filed with the Securities and Exchange Commission on March 10, 2023).
4.1
Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on January 31, 2023).

4.2	Form of Warrant (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on January 31, 2023).
4.3	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 of the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on January 31, 2023).
5.1*	Opinion of Goldfarb Gross Seligman & Co., Israeli legal counsel to the Registrant.
10.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on September 20, 2017).
10.2	2014 Share Incentive Plan (incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2020).
10.3	Compensation Policy (incorporated by reference to Exhibit 4.3 of the Annual on Form 20-F filed with the Securities and Exchange Commission on March 10, 2023).
10.4	Registration Rights Agreement (incorporated by reference to Exhibit 99.2 of Form 6-K filed with the Securities and Exchange Commission on February 6, 2018).
10.5∞
Lease Agreement by and between the Registrant and Rachel Zacks, dated as of October 10, 2007 (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on August 29, 2017).

10.6∞
Lease Agreement by and between the Registrant and Rachel Zacks, dated as of September 29, 2014 (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on August 29, 2017).

10.7∞
Lease Agreement by and between the Registrant and Rachel Zacks, dated as of March 30, 2016 (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on August 29, 2017).

10.8∞
Lease Agreement by and between the Registrant and Rachel Zacks, dated as of September 20, 2016 (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on August 29, 2017).

10.9∞
Lease Agreement by and between the Registrant and Rachel Zacks, dated as of January 30, 2017 (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on August 29, 2017).

10.10∞
Lease Agreement by and between the Registrant and Rachel Zacks, dated as of September 25, 2017 (incorporated by reference to Exhibit 4.12 of the Annual on Form 20-F filed with the Securities and Exchange Commission on March 21, 2019).

10.11∞
Lease Agreement by and between the Registrant and Rachel Zacks, dated as of July 3, 2018 (incorporated by reference to Exhibit 4.13 of the Annual on Form 20-F filed with the Securities and Exchange Commission on March 21, 2019).

10.12∞
Lease Agreement by and between the Registrant and Rachel Zacks, dated as of August 14, 2018 (incorporated by reference to Exhibit 4.14 of the Annual on Form 20-F filed with the Securities and Exchange Commission on March 21, 2019).

10.13∞
Lease Agreement by and between the Registrant and Rachel Zacks, dated as of November 12, 2019 (incorporated by reference to Exhibit 4.15 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2020).

10.14
Promissory Note by and between the Registrant and Moshe Arkin, dated as of August 2, 2016 (incorporated by reference to Exhibit 10.12 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on August 29, 2017).

10.15
Schedule A, as amended, of Promissory Note by and between the Registrant and Moshe Arkin, dated as of June 28, 2017 (incorporated by reference to Exhibit 10.13 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on August 29, 2017).

10.16
Instrument of Conversion of Promissory Note by and between the Registrant and Moshe Arkin, dated as of August 22, 2017 (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on August 29, 2017).

10.17
Assignment Agreement between the Registrant and Medicis Pharmaceutical Corporation, dated August 16, 2013 (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on August 29, 2017).

10.18∞
Asset Transfer Agreement and Assignment Deed between Sol-Gel Technologies Ltd. and M. Arkin Dermatology Ltd., dated August 22, 2017 (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on January 30, 2017).

10.19†
License Agreement between Sol-Gel Technologies Ltd. and Galderma Holding SA, dated June 21, 2021 (incorporated by reference to Exhibit 4.19 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2022).

10.20†
License Agreement between Sol-Gel Technologies Ltd. and Galderma Holding SA, dated June 21, 2021(incorporated by reference to Exhibit 4.20 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2022).

10.21†
 Supply Agreement between Sol-Gel Technologies Ltd., Galderma Holding SA, and Douglas Manufacturing Limited, dated June 21, 2021(incorporated by reference to Exhibit 4.21 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2022).

10.22†
Termination Agreement between Padagis Israel Pharmaceuticals Ltd, and Sol-Gel Technologies Ltd., dated November 3, 2021(incorporated by reference to Exhibit 4.22 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2022).

10.23†
Termination Agreement between Padagis Israel Pharmaceuticals Ltd, and Sol-Gel Technologies Ltd., dated November 3, 2021(incorporated by reference to Exhibit 4.23 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2022).

10.24†^
Asset Purchase Agreement between Sol-Gel Technologies Ltd. and Pellepharm, Inc., dated January 23, 2023 (incorporated by reference to Exhibit 4.23 of the Annual on Form 20-F filed with the Securities and Exchange Commission on March 10, 2023).

23.1*	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant.
23.2*	Consent of Goldfarb Gross Seligman & Co. (included in Exhibit 5.1).
24.1*	Powers of Attorney (included in signature page to Registration Statement).
107*	Filing Fee Table

*	Filed herewith.

†
Certain confidential portions of this exhibit have been redacted from the publicly filed document because such portions are (i) not material and (ii) would be competitively harmful if publicly disclosed.

˄
Certain schedules and/or exhibits to this Exhibit have been omitted in accordance with the instructions to Item 19 of Form 20-F. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the Securities and Exchange Commission or its staff upon request.

∞	Informal translation of the original Hebrew document.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it complies with all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tel Aviv, Israel on March 10, 2023.

SOL-GEL TECHNOLOGIES LTD.

By: /s/Gilad Mamlok
Name: Gilad Mamlok
Title: Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, each director and officer whose signature appears below constitutes and appoints, each of Dr. Alon Seri-Levy and Mr. Gilad Mamlok as its true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments or post-effective amendments to this registration statement on Form F-1, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act, and to file the same with all exhibits thereto and other documents in connection therewith with the SEC, granting such attorney-in-fact and agent full power and authority to do all such other acts and execute all such other documents as he may deem necessary or desirable in connection with the foregoing, as fully as the undersigned may or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons on the dates and in the capacities indicated.

Signature	Title

/s/ Moshe Arkin Moshe Arkin	Chairman of the Board of Directors	March 10, 2023

/s/ Alon Seri-Levy Alon Seri-Levy	Chief Executive Officer and Director (Principal Executive Officer and Director)	March 10, 2023

/s/ Gilad Mamlok Gilad Mamlok	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 10, 2023

/s/ Itai Arkin Itai Arkin	Director	March 10, 2023

/s/ Shmuel Ben Zvi Shmuel Ben Zvi	Director	March 10, 2023

/s/ Hanna Lerman Hanna Lerman	Director	March 10, 2023

Yaffa Krindel-Sieradzki	Director	March. , 2023

/s/ Jonathan B. Siegel Jonathan B. Siegel	Director	March 10, 2023

/s/ Ran Gottfried Ran Gottfried	External Director	March 10, 2023

/s/ Jerrold S. Gattegno Jerrold S. Gattegno	External Director	March 10, 2023

Signature of authorized representative in the United States

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant’s duly authorized representative has signed this Registration Statement on Form F-1 on this 10th day of March, 2023.

Puglisi & Associates Authorized U.S. Representative By: /s/Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director March 10, 2023